 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Johnston, Jr., Summerfield K. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 30, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date (if any) (Month/Day Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/01/2002	10/01/02	S (1) |	73,000 | D | $21.3169	21,545,630	D
Common Stock					14,469	I	By 401(k)
Common Stock					1,598,541	I	Co-trustee of Son's Trust
Common Stock					3,943,968	I	Co-trustee of Family Trust
Common Stock					25,782	I	By Spouse
Common Stock					10,000	I	Limited Liability Partnership
Common Stock					1,244,568	I	Co-trustee of Daughter's Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Johnston, Jr., Summerfield K. - September 30, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock	1 for 1	09/30/2002	A |	(A) 174	(2) | (2)	Common Stock - 174	$21.4300	3,745	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: E. Liston Bishop III, Attorney-in-fact for Summerfield K. Johnston, Jr. ________________________________ 10-02-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Johnston, Jr., Summerfield K. - September 30, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - September 30, 2002

Summerfield K. Johnston, Jr.
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

(1)   The sales reported on this Form 4 were effected pursuant to a 10b5-1 trading plan adopted by the reporting person on April 25, 2002.
(2)   Phantom Stock acquired pursuant to a deferred compensation agreement between the reporting person and the Company. Payment of the number of shares or the value thereof credited to the account occurs following retirement from the board of directors.

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